EXHIBIT 99.1

Innate Pharma Presents New Data on Next-Generation NK Cell Engager Platform at FOCIS 2021 Annual Meeting

  Proprietary, multi-specific NK cell engager platform, ANKET™, to generate next wave of immunotherapy molecules
  ANKET is first NK cell engager technology to engage NKp46, CD16, IL-2 variant and tumor antigen in a single tetra-specific molecule
  Today’s preclinical data highlight robust anti-tumor efficacy across several in vivo tumor models and manageable safety profile
  Innate to feature the data in upcoming virtual IR R&D event on Wednesday, June 23

MARSEILLE, France, June 10, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) announced it will present the latest preclinical data from its next- generation, proprietary, multi-specific NK cell engager platform known as ANKET™ (Antibody-based NK cell Engager Therapeutics) at the Federation of Clinical Immunology Societies (FOCIS) meeting. The presentation will take place at 7 pm CEST today.

Specifically, Innate will share new data from its tetra-specific ANKET molecule, which is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and a cytokine (IL-2 variant) in a single molecule. This latest innovation leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells. This data set is built on Innate’s existing tri-specific NK cell engager technology, which has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models.

In preclinical studies, tetra-specific ANKET demonstrated in vitro the ability to induce human NK cell proliferation, cytokine production and cytolytic activity against cancer cells expressing the targeted antigen. Tetra-specific ANKET also demonstrated in vivo anti-tumor efficacy in several tumor models, allowing regression of established tumors as well as control of metastasis, associated with increased NK cell infiltration, cytokine and chemokine production at the tumor site. ANKET showed also pharmacodynamic effect, low systemic cytokine release and a manageable safety profile in non-human primates.

“We are excited to introduce the new evolution of our ANKET platform at the FOCIS meeting today,” said Pr. Eric Vivier, PhD, DVM, Chief Scientific Officer at Innate Pharma. “NK cells play a critical role in the cancer innate immunity cycle, and engaging them is an exciting path to improve the therapeutic window for cancer treatment compared to T- cell engagers. We believe the new findings obtained with our ANKET technology capture its potential to advance meaningful outcomes for patients. This advancement allows us to create an entirely new class of molecules to induce synthetic immunity against cancer.   We look forward to sharing additional detail at our upcoming IR R&D event.”

Innate’s lead ANKET asset, IPH6101 (SAR443579), has shown anti-tumor activity in pre-clinical models, including encouraging pharmacokinetic, pharmacodynamic and safety data in preliminary non-human primate studies. In January, Sanofi made the decision to progress this program into investigational new drug (IND)-enabling studies. As part of the previously announced research collaboration, the companies are also currently working on the second research program.

Innate will provide more information on today’s data at an upcoming online R&D presentation for the investor community that is scheduled for 2 p.m. CEST on June 23, 2021.

About ANKET™

ANKET™ (Antibody-based NK cell Engager Therapeutics) is Innate Pharma's proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and a cytokine (IL-2v) in a single molecule. This leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In preclinical studies, Innate's tri-1 and tetra-specific technology has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer (NK) cell biology and has expanded its expertise in the tumor microenvironment and tumor antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

1 Gauthier et al., Cell 2019